Exhibit 3.1

CERTIFICATE OF FORMATION

OF

DTS LLC

FIRST:  The name of the limited liability company is DTS LLC.

SECOND:  The address of the limited liability company’s registered office in the State of Delaware is 160 Greentree Drive, Suite 101, City of Dover, County of Kent, 19904.  The name of its registered agent at such address is National Registered Agents, Inc.

THIRD:  The name and mailing address of the authorized person forming this limited liability company is Patrick J. O’Malley, DLA Piper LLP (US), 4365 Executive Drive, Suite 1100, San Diego, CA 92121.

The undersigned authorized person hereby acknowledges that the foregoing certificate of formation is his act and deed and that the facts stated therein are true.

Dated: April 4, 2012

/s/ Patrick J. O’Malley
Patrick J. O’Malley, Authorized Person